Exhibit 99.1

Cenovus to help advance sustainable energy opportunities for First Nations

ESG energy leader joins First Nations Major Projects Coalition’s Sustaining Partners Program
NEWS RELEASE

September 29, 2022 (Coast Salish Territory) – The First Nations Major Projects Coalition (FNMPC) is pleased to announce Cenovus Energy Inc. (Cenovus) as a new member of its Sustaining Partners Program. The program furthers FNMPC’s ability to advance relationships between its members and the private sector on issues of mutual interest. Cenovus, along with existing program members CIBC, Colliers Project Leaders, COWI, Gowling WLG, IBI Group and New Gold Inc., will benefit from an exclusive relationship with FNMPC that will be focused on advancing progressive Indigenous business initiatives between the partners and FNMPC members. In working with these companies, FNMPC will further advance strategies that promote meaningful Indigenous inclusion in major developments and articulate Indigenous perspectives concerning environmental, social and governance (ESG) investment standards and sustainable business practices generally.

“The commitment made by Cenovus supports FNMPC in its efforts to create pathways for reconciliation and enhance the economic well-being of our members,” says Chief Sharleen Gale, Chair of FNMPC. “Our Sustaining Partners support our most important work. FNMPC is pleased to be working closely with a select group of private sector organizations who share our vision for meaningful Indigenous inclusion in the economic mainstream of Canada.”

“Investing and working with Indigenous communities and businesses near our operations to ensure they share in the benefits of resource development has always been a key part of how we do business,” said Rhona DelFrari, Cenovus’s Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement. “We recognize our responsibility to support reconciliation with Indigenous people and look forward to working with the FNMPC, participating First Nations communities and fellow members of the Sustaining Partners Program to help advance Indigenous economic self-sustainability.”

As a Sustaining Partner, Cenovus will participate in FNMPC’s annual conference and benefit from an exclusive working relationship with FNMPC, specifically designed to advance stronger business relationships with Indigenous communities outside of a project-specific environment. For more information on the program, please contact Niilo Edwards, FNMPC’s Chief Executive Officer at executivedirector@fnmpc.ca.

About FNMPC:
The First Nations Major Projects Coalition (FNMPC) is a non-profit organization comprised of 90+ Indigenous communities that span across Canada. FNMPC members recognize that we are stronger together and was established to promote the shared interests of our members. Advancing major projects is the core of FNMPC’s service delivery. FNMPC’s technical team is active in supporting our member communities with tools, capacity supports, and advice related to corporate structures and benefit sharing models, as well as tools to promote environmental protection and impact assessment.

FNMPC contact
Allie Meeres
Sedgwick Strategies
E: allie@sedgwickstrategies.ca
P: 778-918-1250

About Cenovus Energy Inc:
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. Cenovus is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and common share purchase warrants are listed on the Toronto Stock Exchange and the New York Stock Exchange, and Cenovus’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contact
Media
Media Relations general line
403-766-7751